EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

Herbst Gaming, Inc.(1)

COMPUTATION OF RATIO OF

EARNINGS TO FIXED CHARGES

(dollars in thousands) (unaudited)

	2004	2005	2006	2007	2008

Income from continuing operations before income taxes (2) (3) (4) (5)	$29,222	$51,053	$42,060	$(38,120)	$(103,155)
Add:
Interest expense	22,109	36,532	39,134	93,952	116,832
Interest component of rent expenses	658	807	699	2,647	2,813
Earnings available for fixed charges	$51,989	$88,392	$81,893	$52,923	$16,490
Fixed Charges:
Interest expense	$22,109	$36,532	$39,134	93,952	116,832
Interest capitalized	—	101	873	206	—
Interest component of rent expense	658	807	699	2,647	2,813
Total fixed charges	$22,767	$37,440	$40,706	$96,805	$119,645
Ratio of earnings to fixed charges	2.3	2.4	2.0	0.5	0.1

(1)            For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings before fixed charges and loss on early retirement of debt (other than capitalized interest).  Fixed charges consist of interest expensed and capitalized and the interest component of rent expense.

(2)            Includes add back of early retirement of debt charges of $37,991 for the year ended December 31, 2004.

(3)            Includes add back of early retirement of debt charges of $221 for the year ended December 31, 2005.

(4)            Includes add back of $72,965 in noncash impairment of intangibles and $16,100 due to the termination of an interest rate hedge.

(5)            Includes add back of $106,271 in noncash impairment of intangibles for the year ending December 31, 2008.